Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

On April 25, 2021, Peter Rawlinson, Chief Executive Officer and Chief Technology Officer of Atieva, Inc. d/b/a Lucid Motors (“Lucid”), gave an interview to the BBC4 “The World This Weekend” radio program. During this interview, referring to the planned future introduction of lower-cost variants of Lucid’s first electric car, Mr. Rawlinson stated that “We can reduce the price of our Lucid Air by a factor of two within about 18 months of production.” The Lucid Air Dream Edition, which is expected to enter production in the second half of 2021, is expected to be offered at a price of $169,000 before potential federal tax credits. Lucid expects to offer the Lucid Air Pure, a lower-cost variant of the Lucid Air, within 18 months of the start of production of the Lucid Air Dream Edition at a starting price of $77,400 before potential federal tax credits.

BBC4 – The World this Weekend

Interview with Peter Rawlinson, CEO and CTO of Lucid Motors

Transcript

April 25, 2021

Teaser:

Presenter: Also today, the car company boss who says electric will save the planet and turn the industry on its head.

Peter Rawlinson (PR): Those companies that have the foresight to recognize that this is a technology race, those will be the winners. I think others will fall by the wayside. I think there’s going to be blood on the carpet.

Interview:

Host: Now, can you imagine spending around £120,000 on an electric car? No, nor can I, but Peter Rawlinson who runs Lucid Motors in California is about to offer one and he says the technology is so transformative, as he puts it, that it will help to save the planet. Plenty of money is buying into that ambition. When Lucid listed on the US stock exchange, it was valued at $24 billion before selling a single car. Peter Rawlinson told me how that was possible.

PR: The valuation of our company, that the market attributes to us is very much based upon the future potential, not just on the EV market and the EV space, because clearly the pendulum is going to swing. We're all going to be driving EVs within the next decade, but it's based upon the technological prowess of Lucid Motors as a company. Our electric vehicle technology that we've developed in house, is truly world-class and it's going to lead to our first product, the Lucid Air, having a transformative over 500 miles range, in some models.

Host: It all sounds very exciting. One thing I notice you haven't mentioned is the cost. So when you say it's transformative, maybe, but in quite a limited way.

PR: We have to start with a high-end product for a number of reasons. First of all, the first product defines the brand. But the technology that we developed will find its way down to more affordable, more attainable models. And it's my ambition to truly mass industrialize electric vehicle technology, to make it affordable for the mass market because the entire world needs to move urgently to a more sustainable mode of transportation. We can reduce the price of our Lucid Air by a factor of two within about 18 months of production. But even that, when it gets us to a car which is maybe sort of £20, £25,000 soon enough for my liking and to do that, we need to mass industrialize electric vehicle technology. It's the cost of the batteries, which is really dominating the cost of building an electric car today. So we need to bring down the price of batteries, but there's another factor which is being missed almost completely. And that is efficiency, because if we can go further per kilowatt hour, we can go the same distance for a smaller battery pack. Those companies that have the foresight to recognize this, but more over to recognize that this is a technology race, those will be the winners. I think others will fall by the wayside. I think there's going to be blood in the carpet.

Host: Do you see any signs of either the government in the United States where you're operating or indeed here, do you see any signs of the government doing the things it needs to do to facilitate that process?

PR: To date, China's probably got the most far-reaching government policies. Paradoxically, probably the US has been the laggard. Although the US has got the ascendent position in terms of EV tech. I think the Biden administration is making great moves now. And I just hope that the UK government really rises to this challenge.

Host: But do they talk to you about it? You mentioned President Biden's initiatives and the change of tone, particularly from the American administration, but did they actually come along to you and say, well, what could we do to make the infrastructure work?

PR: We are in dialogue with the US administration right now. And of course there is a great program in the US called the DOE Loan Program. And this is what enabled Tesla to happen in the first place. The Department of Energy loaned Tesla $465 million, which enabled it to create the Tesla model S. It's not just about incentives for the market, for cars, it's incentives for companies to engineer and develop electric cars in the first place.

Host: I suppose the last question I should ask you is why are you there, and not here if you'd like your company is based in California and why is that environment better than ours?

PR: Yes, there were a number of factors. I work in Silicon Valley. That's a hotbed of attracting investment for new technologies. There's a recognition that the solutions for the challenges that all mankind faces now with environment, those solutions are being provided by great engineers. And, you know, the role of the engineer and the profession of engineering in the UK has been diminished. I think that it needs to be aspirational as it is in Silicon Valley. I think that's where engineers are truly admired and respected in a way that I've not seen happen so much in the UK, sadly, that needs to be addressed socially here in this country.

Host: Peter Rawlinson.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.